BONTAN CORPORATION INC.
THREE MONTHS ENDED JUNE 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at September 26, 2011

Index
Overview	3
Summary of Results	3
Number of Common shares, options and warrants	3
Business Environment	4
Risk Factors	4
Forward Looking Statements	4
Business Plan	4
Results of Operations	5
Liquidity and Capital Resources	8
Working Capital	8
Operating Cash Flows	8
Investing Cash Flows	9
Financing Cash Flows	11
Key Contractual Obligations	11
Off balance sheet arrangements	11
Transactions with Related Parties	12
Financial and Derivative Instruments	12
International Financial Reporting Standards	14
Use of Estimates and Judgments	15
Future Accounting Pronouncements	15
Internal Controls over Financial Reporting	16
Public Securities Filings	16

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three months ended June 30, 2011 should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended June 30, 2011. The Company’s financial statements have been prepared in accordance with
International Financial Reporting Standard 1 (“IFRS”), “First-time Adoption of International Financial Reporting Standards,” and with International Accounting Standard 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board. Previously, the company prepared its interim and annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Unless otherwise noted, 2010 comparative information has been prepared in accordance with IFRS. Canadian GAAP now comprises IFRS. The adoption of IFRS has not had an impact on the company’s operations and/or strategic decisions.

This management discussion and analysis is prepared by management as at September 26, 2011. The Company’s auditors have not reviewed it.

In this report:

a.	The words “us”, “we”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.
b.	Our indirect working interest in two drilling licenses offshore Israel is sometimes referred to as “Israel project”
c.	Our subsidiary, Israel Petroleum Company, Ltd Cayman is referred to as “IPC Cayman”

Overview

Summary of Results

The following table summarizes financial information for the quarter ended June 30, 2011 and the preceding seven quarters: (All amounts in ‘000 CDN$ except net loss per share, which are actual amounts)

	Prepared under IFRS		Prepared under Canadian GAAP
Quarter ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30
	2011	2011	2010	2010	2010	2010	2009	2009
Total Revenue	-	-	-	-	-	-	-	-
Net loss	(874)	(3,728)	(1,065)	(1,329)	(486)	(3,927)	(630)	(763)
Working capital	756	1,707	1,167	960	1,085	372	(10,907)	1,564
Shareholder’s equity	7,737	8,688	8,364	8,323	8,448	6,900	6,809	1,572
Net loss per share - basic and diluted	$(0.01)	$(0.05)	$(0.01)	$(0.02)	$(0.01)	$(0.09)	$(0.01)	$(0.02)

Number of common shares, options and warrants

These are as follows:

As at June 30, 2011 AND September 26, 2011
Shares issued and outstanding	78,664,076
Warrants issued and outstanding (a)	73,071,420
Options granted but not yet exercised (b)	5,775,000

(a)
Warrants are convertible into equal number of common shares of the Company within two to five years of their issuance, at average exercise price of $0.26. These warrants have weighted average remaining contractual life of 3.35 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.18 and have a weighted average remaining contractual life of approximately 3.37 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2011 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2011. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

We invest in the exploration and development of oil and gas wells. We focus on partnering with established developers and operators. We have never had any oil and gas operations and do not currently own any oil and gas properties with proven reserves.

In fiscal 2010, we acquired indirect working interest, which is currently 5.23%, in two licenses for drilling oil and gas in offshore location in Israel. Currently there are several disputes with the management of our subsidiary, IPC Cayman surrounding our rights to this property. As explained later, these disputes are being contested in courts in Israel and Cayman Islands.

We are therefore currently focused on resolving the disputes.  There are also efforts in progress in out of court settlement with the management of IPC Cayman. These actions may result in us selling our interest on terms acceptable to us. If this happens, then we will invest the cash acquired through sale into other business opportunities. On the other hand, if we are successful in preserving our working interest, we will focus on participating in the future development of these two licenses.

Results of operations

Three months ended June 30	2011	2010
	In 000’s CDN$
Income	-	-
Expenses	(874)	(544)
	(874)	(544)
Non-controlling interests	-	58
Net loss for period	(874)	(486)
Deficit at end of period	(41,864)	(37,748)

Overview

During the three months ended June 30, 2011, we were primarily busy with various litigation matters involving legal actions against the management of IPC Cayman and others to prevent them from rolling our interest in an Israeli shell without our consent and also to enable us to call a shareholder meeting of IPC Cayman so that we could protect our interest as a majority shareholder. Further details of these actions are elaborated later in this report.

The key events during the quarter ended June 30, 2011, relating to the Israeli project, were as follows:

a.	The Operator signed a letter of intent with a drilling contractor in April 2011.

b.	The Operator signed in April 2011 an assignment agreement with a third party to acquire drilling rig and associated services to be available in December 2011.

c.	In May 2011, the Petroleum commissioner approved to extend validity of the Sara and Myra licenses to July 13, 2012.

d.	Operator reported in July 2011 extracts from a prospective resource assessment as of June 15, 2011 conducted by an independent firm of Geologists.

During the three months ended June 30, 2010, our indirect working interest in the two off shore drilling licenses was registered, an operator was appointed, a definite exploration work plan for the licenses was submitted and approved by the Israeli Ministry of National Infrastructure (“MNI”) and further work on the 3-D seismic data began. We also completed a private placement which began in November 2009.

Income

We had no revenue during the three months ended June 30, 2011 and 2010.

Expenses

The overall analysis of the expenses is as follows:

	Three months ended June 30
	2011	2010

Operating expenses	56,664	126,088
Consulting fee & payroll	122,487	221,101
Exchange gains	(2,284)	(43,345)
Loss on disposal of short term investments	14,540	-
Write down of short term investments	343,750	-
Professional fees	338,388	239,987
	873,545	543,831

Operating Expenses
	Three months ended June 30,
	2011	2010
Travel, meals and promotion	$ 6,258	$ 32,669
Shareholders information	30,739	43,273
other	19,667	50,146
	$ 56,664	$ 126,088

Travel, meals and promotions

As explained earlier, our primary focus during the three months to June 30, 2011 was on handing various litigation matters. This explains significant reduction in expenses compared to the same period in the previous fiscal year.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

During the three months ended June 30, 2010, the Company incurred higher filing fees due to various filings in connection with the registration statements and an increased number of press releases due to the Israel project. Significant changes in the exchange rates between the Canadian and US dollar, also contributed to difference in investor and media relation fees.

Management believes that such services are essential to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

Consulting fees and payroll

Three months ended June 30	2011	2010

Fees settled in common shares	$7,171	$ 22,868
Fees settled in cash	106,065	185,821
Payroll	9,251	12,412

	$122,487	$ 221,101

Consulting fees related to fees paid to the CEO and two other consultants and two members of the audit committee. There has not been any change in fees during the periods in fiscal 2010 and 2011.

In addition, during the three months ended June 30, 2010, two new consultants’ fees were settled in shares. Mr. John Robinson, a consultant, was paid his fee of $ 25,500 in cash while in the past his fee used to be settled in shares and IPC Cayman paid consulting fees of $80,153. This explains higher fees in that period.

Exchange (gain) loss

Exchange differences related to translation losses arising from converting foreign currency balances, mainly in US dollar into Canadian dollar, which is the functional and presentation currency, on consolidation.

The company had payables in US dollar which, due to improved Canadian dollar against US dollar resulted in small gain on conversion at June 30, 2011.

The Company settled all its US dollar short term loans and most of its payables and accruals in April 2010 when Canadian dollar was almost in parity with the US dollar. Canadian dollar weakened subsequently to 1.06 per US dollar at June 30, 2010, as a result our US dollar cash, short term investment holdings and receivable gave rise to an exchange gain of approximately $ 43,000.

Write off of Short term Investments

As at June 30, 2011, the Company’s short term investment portfolio included three marketable securities whose market price showed continued declining trend which the management believed would unlikely to improve in the near future. The carrying costs of these securities were therefore written down by $343,750 which amount was considered to have impaired.

Loss on disposal of short term investments

The disposal of short term investments, during the three months ended June 30, 2011, was mainly caused by the need for additional cash to meet increasing litigation costs.

During the quarter ended June 30, 2010, there were no movements in the short term investment portfolio.

Professional fees

Professional fees for the three months ended June 30, 2011 consisted of audit and accounting fees of approximately $17,000 and legal fees of approximately $ 321,000.

Legal fees primarily consisted of fees incurred by the Company for its legal actions against Shaldieli and IPC Cayman management as discussed elsewhere in this report.
The Company expects its legal costs to increase as various lawsuits come up for hearing in Israel and Cayman Island courts.

During the three months ended June 30, 2010, audit fee of $ 15,000 was accrued on the basis of $ 60,000 annual fee. Additional charges of $ 5,500 were billed by the external auditors in connection with their work on F-1 registration and other non-audit matters.$17,880 was charged by the IPC Cayman sole director for bookkeeping services, $132,000 was charged by IPC accountants.

During the above period, legal costs were approximately $ 69,000 in connection with various matters – F-1 registration of the units issued under private placement, defending legal suits from PetroMed and EastMed, and general advice in connection with the Israeli project.

Liquidity and Capital Resources

Working Capital

As at June 30, 2011, the Company had a net working capital of approximately $0.8 million compared to a working capital of approximately $1.7 million as at March 31, 2011.

Almost entire working capital at June 30, 2011 and March 31, 2011 was in the form of cash and short term investments.

Cash on hand as at June 30, 2011 was approximately $100,000 compared to $348,000 as at March 31, 2011. Cash was primarily used on the operating and legal expenses which increased significantly due to various legal actions.

Bontan’s cash requirement for the next twelve months will largely depend on how quickly the various legal actions are resolved either in courts or through settlement. If litigations continue, we estimate our cash requirement for working capital to be around $ 1 million. If we succeed in retaining our interest in the Israeli property, we will be required to contribute our share in exploratory well costs beyond $ 28 million, which at this stage cannot be reasonably estimated. In such case, however, we believe that the Company will be able to attract additional cash either through holders of options and warrants exercising their conversion rights or through new private placement. If however, we are able to sell our interest through negotiated settlement or any other means; we will use the funds in acquiring new business opportunities. The Company’s financials for the three months ended June 30, 2011 include a going concern note to reflect this situation.

Operating cash flow

During the three months ended June 30, 2011, operating activities required net cash outflow of approximately $ 0.5 million, which was met from the available cash and proceeds from the sale of short term marketable securities.

During the quarter ended June 30, 2010, operating activities required net cash out flow of approximately $ 1.1 million, which was met from the available cash and proceeds from the private placement.

The company expects its operating cash requirements to increase as explained elsewhere in the report; the Company has launched several legal actions which will require significant cash as explained above.

Investing cash flows

During the three months ended June 30, 2011, the company received net proceeds totalling $245,200 from the sale of its short term investments.

During the quarter ended June 30, 2010, the company paid approximately US$ 658,000 on the Israeli project on acquiring an additional 1% working interest and legal and other related expenses. Our short term investment portfolio had no activities during the period.

Acquisition of Oil and Gas Properties

The Company currently holds indirect 5.23% working interest in the Israeli property. This is held by way of the Company’s equity interest of 76.79% in IPC Cayman which holds 50% equity interest in IPC limited partnership in Israel (“IPC Israel”). IPC Israel is the registered holder of 13.609% interest in two licenses to drill oil and gas offshore Israel.

The relevant tree structure of the holdings in the various companies, prior to the Shaldieli Transaction, is as follows:

BontanBontan’s working interest is
76.79% of 50% of 13.609% = 5.23%

The key events that happened during the three months ended June 30, 2011 have been detailed under “overview” section of this report.

Pending Disputes

Note 20 of the fiscal 2011 audited financial statements, provides details of various lawsuits being filed against Shaldieli, its key shareholders, Mr. Howard Cooper and his company, International Three Crown Petroleum LLC.

The following are additional actions taken since April 1, 2011

Actions taken in Israel

On April 14, 2011, Bontan filed an amended Statement of Claim to the Statement of Claim initially filed on January 12, 2011. The amended Statement of Claim includes a claim in the amount of NIS 25 million (approximately US$7 million) against all of the Defendants, a claim for a declaratory remedy and permanent injunctions, a claim for the production of accounts and other remedies relating to the governance of IPC Cayman and Shaldieli; the Shaldieli transaction should go through remedies against Mr. Cooper’s position in IPC Cayman, and other remedies.

A first pre-trial hearing in this case was held on June 5, 2011. The Court was informed of the following:

a. Shaldieli’s lawyer informed that Shaldieli encountered certain problems with the Israeli SEC “due to pressures by Bontan,” but that they had now overcome these problems and were ready to prepare the necessary new documents required and call for a shareholders’ meeting.

b. IPC’s lawyer informed that there was one capital call which required IPC to put about US$ 220,000. The capital call was in connection with a decision to conduct a third drilling test. The Judge asked if more funding was expected and was told that it was not known at the moment.

c. Bontan’s lawyer told the judge that all this was news to us because we have not been provided with any information and we did not receive any request for a cash call.

The judge set 90 days for discovery and interrogatory proceedings and the next pre-trial is scheduled for October 9, 2011.

On July 5, 2011, we filed another application for the temporary injunction against Shaldieli Ltd., Mr. Yaron Yenni, Upswing Capital Ltd., Asia Development (A.D.B.M.) Ltd, International Three Crown Petroleum LLC (ITC) and Howard Cooper. The application sought an injunction against the planned transaction and in the alternative, an injunction against the payment of US$4 million out of the fundraising which is planned to take place by Shaldieli towards coverage of IPC Cayman’s costs (including US$2 million return of loan to ITC). We asked the court to order that funds raised by Shaldieli could only be used for the purposes of the drilling in the licenses, or set in escrow pending other resolution of the court and should not be used to fund private litigation costs.

In the hearing on the above renewed application held on July 25, 2011, the court did not grant a temporary injunction against the Shaldieli transaction. However, with respect to the proposed payment to ITC or Howard Cooper in an amount of US$4 million out of Shaldieli’s  future fund raising, the court ruled that no distribution is permitted until either Bontan agrees or the court  so orders. In any case, the court ruled that Bontan may object to any proposed distribution to ITC or Howard Cooper within 30 days of being notified of an intention to do so. The court also ruled that Bontan is entitled to audit the financial books and records of IPC Cayman, including the details of the US$4 million claimed by ITC as owed to it by IPC Cayman.

Actions taken in Cayman Islands

On April 28, 2011, we filed a summons against IPC Cayman and ITC for unreasonably withholding the consent and refusing to register two share transfer requests and asking court to pass an order for such transfers. The purpose of this action is to enable Bontan to call for a shareholders’ meeting of IPC Cayman to discuss among other things, the management of IPC Cayman. The hearing of this was originally scheduled on August 18, 2011. However, ITC and Mr. Cooper’s lawyer requested a hearing on August 8, 2011 and asked the judge to postpone all hearings until lawsuits in Israel were decided. The judge however was not convinced and asked them to present full arguments on October 3, 2011. The hearing of our application is postponed until after October 3, 2011.

Short term investments

The company’s short term investment at June 30, 2011 consisted of four securities of Canadian junior resource public companies whose carrying costs, after writing off impairment of $343,750, was approximately $1.1 million and their market value on that date was approximately $1.2 million.

The Company had short term investments at a carrying cost of approximately $ 4 million as at June 30, 2010 – of which $3.8 million or 95% was held in Canadian currency and the balance 5% was held in US currency. All of the investments were in 13 public companies. These investments were stated at their fair value of approximately $ 1.4 million  as at June 30, 2010 and the difference representing unrealised loss of approximately $2.6 million was transferred to accumulated other comprehensive loss and included under shareholders equity.

One of the holdings accounted for approximately 60% (40% as at March 31, 2011) of the market value of the short term investments as at June 30, 2011.

Financing cash flows

There were no cash flows from financing activities generated for the three months ended June 30, 2011.

During the three months ended June 30, 2010, the Company raised a net of $ 2 million in private placement which began in November 2009 and ended on April 30, 2010.This private placement required issuance of 12.7 million additional common shares of the company and 13.9 million warrants and a finder’s fee of 10% in cash and warrants.

The funds raised were spent in settling all short term loans of approximately $ 1.1 million and the balance was used towards working capital.

Key Contractual obligations

The only contractual obligation as at June 30, 2011 related to the commitment to cover our share of the exploration costs on the two exploration wells to be drilled on the Israeli property on or before July 2011. These costs are expected to be covered by $ 28 million payable by Ofer brothers who acquired 50% of the working interest from our subsidiary, IPC Cayman.

Off balance sheet arrangements

At June 30, 2011 and 2010, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

As explained in note 2(d) to the financial statements for the three months ended June 30, 2011, the Company de-consolidated IPC Cayman financials due to loss of control and power to govern the financial and operating policies. The company owns 76.79% equity interest in IPC Cayman. The Company maintains that it has no further financial obligations towards IPC Cayman except to the extent of our share in the exploration costs of the Israeli project in excess of $28 million as explained under Key contractual obligations section of this report.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 12 of the consolidated unaudited financial statements for the three months ended June 30 2011.

 Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways –
a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

Fair Value
	June 30, 2011		March31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	100,304	100,304	348,464	348,464
Other receivable	127,254	127,254	114,069	114,069
Short term investments	1,128,562	1,219,111	2,118,724	1,359,431
Financial liabilities
Accounts payable and accrued liabilities	690,926	690,926	663,577	663,577

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

i) Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.	Cash and cash equivalents – Cash and cash equivalents are held with major financial institutions in Canada and therefore the risk of loss is minimal.

b.	Trade and other receivables – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from the Canadian government.

c.  Short term Investments – The Company has exposure for this balance at June 30, 2011 of approximately $1.2 million (March 31, 2011 - $1.9 million). These investments are in junior Canadian public companies and are valued at their quoted market prices on reporting dates.

ii) Liquidity risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its petroleum and natural gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and pending litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. If adequate financing is not available, the Company may be required to relinquish rights to certain of its interests.

iii) Market price risk

Market risk primarily arises from the Company’s short term investments in marketable securities which accounted for approximately 14% of total assets of the Company as at June 30, 2011 (20% as at March 31, 2011). Further, the Company’s holding in one Canadian marketable security accounted for approximately 56% (March 31, 2011: 40%) of the total short term investment in marketable securities as at June 30, 2011.

The Management tries to mitigate this risk by monitoring all its investments daily with experienced consultants and ensuring that investments are made in companies which are financially stable with viable businesses.

iv) Concentration risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and a brokerage firm. The risk is mitigated because the financial institutions are international banks and the brokerage firm is a well-known Canadian brokerage firm with a good market reputation and has all its assets backed up by a major Canadian bank. The Company’s key asset is the indirect working interest in two off shore drilling licenses is located in Israel.

v) Currency risk

The Company operates primarily in Canada and substantially all of its activities including cash and short term investments are denominated in Canadian dollars. However, costs incurred on exploration and evaluation relating to its interest in the Israeli project and expected potential returns, if any, would be denominated in US dollars. The Company is therefore exposed to fluctuations in the exchange rate between the US and Canadian dollar.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	June 30, 2011	March 31, 2011	June 30, 2010
One US Dollar to CDN Dollar	0.9643	0.9718	1.0606

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at June 30, 2011 were as follows:  (all figures in 000’ CDN$ equivalent)

Cash, receivable & short term investments	$ 63
Accounts payable and accrual	(358)
Net liabilities	$ (295)

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase the net liabilities by $14,750 while a 5% appreciation of the Canadian dollar against US dollar will decrease the net liabilities by $ 14,750.

International Financial Reporting Standards

Effective January 1, 2011, Canadian public companies were required to adopt International Financial Reporting Standards (“IFRS”) which include comparatives for 2010. The Company's accounting policies are provided in Note 3 to the interim financial statements for the three month period ended June 30, 2011. In addition, Note 16 to the interim financial statements presents reconciliations between the Company's fiscal 2011 Previous GAAP results and its 2011 IFRS results. The reconciliations include the statement of financial position or balance sheet as at April 1, 2010, June 30, 2010 and March 31, 2011. There were no changes in the statements of operations and comprehensive income (loss) for these periods.

On transition to IFRS, on April 1, 2010, Bontan used certain exemptions allowed under IFRS 1 First Time Adoption of International Reporting Standards that required no changes to Previous GAAP. Bontan also re-stated certain other amounts to align itself with the new IFRS standards.

The exemptions used and changes were as follows:

(i) Business combinations

The Company has applied the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to April 1, 2010.

(ii) Share-based payments

The Company elected to apply the share-based payment exemption to awards that vested prior to April 1, 2010. There were no unvested awards at the date of transition to IFRS.

(iii) Oil and gas property cost basis

The Company followed a “full cost” approach under the Previous GAAP and capitalized the cost of oil and gas properties and related exploration costs until the properties were placed into production, sold or abandoned on a geographical country basis. These costs would be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of petroleum and natural gas properties. Properties acquired under option agreements or joint ventures, whereby payments were made at the sole discretion of the Company, were recorded in the accounts at such time as the payments were made. The proceeds from property options granted reduced the cost of the related property and any excess over cost is applied to income.

The full cost approach is no longer permitted upon transition to IFRS. The Company has elected to apply the first-time adoption exemption for full cost oil and gas entities where the carrying value of oil and gas assets at the date of transition to IFRS is measured on a deemed costs basis. Exploration and evaluation assets are reclassified from the Previous GAAP full cost pool to intangible exploration and evaluation assets at the amount that was recorded under Previous GAAP.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 7 - “Financial Instruments: Disclosures”  enhances disclosure about transfers of financial assets.
IFRS 9 – “Financial Instruments” addresses the classification and measurement of financial assets.
IFRS 10 – “Consolidated Financial Statements” builds on existing principles and standards and identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.
IFRS 11 – “Joint Arrangements” establishes the principles for financial reporting by entities when they have an interest in arrangements that are jointly controlled.

IFRS 12 – “Disclosure of Interest in Other Entities” provides the disclosure requirements for interests held in other entities including joint arrangements, associates, special purpose entities and other off balance sheet entities.
IFRS 13 – “Fair Value Measurement” defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.
IAS 27 – “Separate Financial Statements” revised the existing standard which addresses the presentation of parent company financial statements that are not consolidated financial statements.
IAS 28 – “Investments in Associate and Joint Ventures” revised the existing standard and prescribes the accounting for investments and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The Company has not completed its evaluation of the effect of adopting these standards on its financial statements.

Internal Controls over Financial Reporting

Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors. CEO is assisted by one employee. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www.edgar.com.